UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2011

Commission File Number: 001-33195

TRINA SOLAR LIMITED
No. 2 Tian He Road
Electronics Park, New District
Changzhou, Jiangsu 213031
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED
By:	/s/ Jifan Gao
	Name:	Jifan Gao
	Title:	Chairman and Chief Executive Officer

Date: May 18, 2011

Exhibit Index
Exhibit 99.1 — Press Release

Exhibit 99.1
Trina Solar Announces First Quarter 2011 Results
Changzhou, China — May 17, 2011 — Trina Solar Limited (TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, announced today its financial results for the first quarter of 2011.
First Quarter 2011 Financial and Operating Highlights
•
Solar module shipments were approximately 320 MW for the first quarter of 2011, compared to the Company’s previous guidance of slightly higher than the approximately 351 MW shipped in the fourth quarter of 2010, representing a decrease of 8.7% sequentially and an increase of 66.4% year-over-year

•	Net revenues were $550.9 million, a decrease of 14.2% sequentially and an increase of 63.5% year-over-year
•	Gross profit was $151.3 million, a decrease of 25.0% sequentially and an increase of 45.1% year-over-year
•	Gross margin was 27.5%, compared to the Company’s previous guidance of mid to high 20s in percentage terms, compared to 31.4% in the fourth quarter of 2010 and 30.9% in the first quarter of 2010
•	Gross margin relating to the Company’s in-house wafer production to module production was 32.2%, compared to the Company’s previous guidance of approximately 30%
•	Operating income was $84.5 million, compared to $145.1 million in the fourth quarter of 2010 and $76.0 million in the first quarter of 2010
•	Operating margin was 15.3%, compared to 22.6% in the fourth quarter of 2010 and 22.6% in the first quarter of 2010
•
Net income was $47.7 million, which included a net foreign currency exchange loss of $24.1 million, compared to net income of $145.3 million in the fourth quarter of 2010 and $44.5 million in the first quarter of 2010

•	Earnings per fully diluted American Depositary Share (“ADS”) were $0.63, compared to $1.87 in the fourth quarter of 2010 and $0.66 in the first quarter of 2010
“Amidst a challenging macro environment and winter season conditions, we maintained relatively strong shipment volumes in the first quarter,” said Mr. Jifan Gao, Chairman and CEO of Trina Solar.
“Despite decreased sequential demand linked to Italy’s solar regulatory revisions, we realized notable market share gains in Germany, the rest of Europe and on a global basis. This included high-profile customer additions in Europe, North America and Asia, which we believe reflect the strength of our leading brand, the quality and performance of our products and the increased localized service we provide to our customers.
Building off our quality-performance and manufacturing efficiency leadership, in 2011 we are increasingly focused on elevating our technology innovation, customer orientation and corporate social responsibility advantages. As we further differentiate our brand, we believe such enhancements are directly responsible for our recent successes in supplying large commercial and utility-scale segments in Italy, Germany and the United States.

We are also pleased with our efforts and progress on environmental health and safety. In January 2011, we received TUV’s globally-recognized Occupational Health & Safety Management System OHSAS18001 certification. We were also ranked the No. 2 Global PV Manufacturer for Environmental and Social Performance on SVTC’s 2011 Solar Company Scorecard, which reflects our commitment to the sustainable development of our company and the solar industry.
As we continue to diversify our customer base across geographic regions, we are excited to announce the opening this month of our sales and business development office in Sydney to support our growing base of Australian customers. This new office will also help us seek out business development opportunities in the fast growing Australian solar PV market.
Lastly, in our efforts to raise our organizational capabilities to deliver innovative market-driven solutions, product value and world-class customer service, we are happy to welcome Mr. Mark Kingsley, who has been appointed to our newly-created Chief Commercial Officer position.”
Recent Business Highlights
During the first quarter of 2011, the Company:
•
Announced the signing of a supplemental long-term wafer and polysilicon product supply agreement with GCL (Changzhou) Solar Energy Technology Company Limited, a subsidiary of GCL-Poly Energy Holdings (“GCL-Poly”). Under the terms of the supplemental agreement and existing agreements, GCL-Poly is expected to supply Trina Solar with wafers and polysilicon sufficient to produce approximately 7,500 MW of solar modules in aggregate over five years;

•	Entered into a sales agreement with an Italy-based utility customer to supply 50 MW of module products, which were delivered during the first quarter;
•
Announced the signing of a licensing, sales and marketing partnership agreement with Zep Solar, Inc., a US-based manufacturer of the first comprehensive platform for module-integrated installation hardware. This hardware is expected to deliver significant reductions to total system costs for residential and commercial roof applications; and

•
Successfully received TUV’s globally-recognized Occupational Health & Safety Management System “OHSAS18001” certification. The successful audit confirmed our establishment of systematic processes to identify hazards, assess risks, and implement effective control measures to eliminate and minimize occupational health and safety risks. The certification extends the Company’s earlier Environmental Health and Safety recognition for Environmental Management System “ISO14001” received in December 2008.

Subsequent Events
Subsequent to the first quarter of 2011, the Company
•	Announced that it was ranked No. 2 globally for environmental and social performance in the 2011 Solar Company Scorecard, an award system established by the Silicon Valley Toxics Coalition;
•
Announced that its subsidiary, Trina Solar (U.S.) Inc., signed a sales agreement to supply solar modules to US-based FRV AE Solar, LLC (“FRV”), a subsidiary of Fotowatio Renewable Ventures, Inc., a global independent solar power producer.

Under the terms of the agreement, the Company is expected to supply approximately 35 MW of the Company’s powerful utility-scale solar modules to FRV for one of the largest solar PV systems located just outside of Austin, Texas;
•
Announced through its subsidiary, Changzhou Trina Solar Energy Co. Ltd., the extension of its national distribution agreement with Australia’s leading renewable energy distributor, RF Industries Pty Ltd. (“RFI”) through December 31, 2012. Under the terms of the agreement, Trina Solar recognizes RFI as their exclusive distributor in Australia, and is expected to supply RFI with up to 40 MW of PV modules during 2011;

•
Announced through its subsidiary, Changzhou Trina Solar Energy Co. Ltd., the signing of a three year research agreement with the Australian National University (“ANU”). Under the terms of the agreement, Trina Solar will collaborate with ANU to develop high efficiency n-type silicon solar cells with conversion efficiencies of 20% for mass production by leveraging existing and proven processing tools currently used for p-type cells;

•	Announced the opening of its new sales and business development office in Sydney, Australia, to support its growing base of customers and to seek out business development opportunities in the region;
•
Announced through its subsidiary, Trina Solar (Germany) GmbH, the signing of a sales agreement to supply 130 MW of modules products to Möhring Energie GmbH (“Möhring”), a well-established German-based project developer and engineering, procurement and construction (“EPC”) services company, with deliveries commencing in the second quarter of 2011; and

•
The appointment of Mr. Mark Kingsley to the new position of Chief Commercial Officer. His joining is expected to enhance the Company’s first class customer service and product management in an increasing number of end-markets and distribution channels worldwide as well as help the Company to realize its anticipated market share increases in 2011 and beyond.

First Quarter 2011 Results
Net Revenues
Net revenues in the first quarter of 2011 were $550.9 million, a decrease of 14.2% sequentially and an increase of 63.5% year-over-year. Total shipments were 320.4 MW, compared to the Company’s previous guidance of slightly higher than the approximately 351 MW shipped in the fourth quarter of 2010 and 192.6 MW in the first quarter of 2010. The sequential decrease in total shipments was primarily due to demand uncertainties linked to Italy solar investment policy revisions announced in March 2011.
Gross Profit and Margin
Gross profit in the first quarter of 2011 was $151.3 million, compared to $201.8 million in the fourth quarter of 2010 and $104.2 million in the first quarter of 2010.
Gross margin was 27.5% in the first quarter of 2011, compared to the Company’s previous guidance of mid to high 20s in percentage terms. The first quarter gross margin compares to 31.4% in the fourth quarter of 2010 and 30.9% in the first quarter of 2010.
Gross margin relating to the Company’s in-house wafer production to module production was 32.2% in the first quarter of 2011, compared to the Company’s previous guidance of approximately 30%, and 36.5% in the fourth quarter of 2010. The sequential decline was primarily due to lower average selling price.
Operating Expense, Income and Margin
Operating expenses in the first quarter of 2011 were $66.8 million, an increase of 17.8% sequentially and 136.5% year-over-year. The Company’s operating expenses represented 12.1% of its first quarter net revenues, an increase from 8.8% in the fourth quarter of 2010 and 8.4% in the first quarter of 2010. The sequential and annual percentage increases were primarily due to continued expansion of the Company’s global management structure to meet its strategic growth objectives, and increased investment in Research and Development initiatives, offset by expense control measures implemented in 2010. Operating expenses in the first quarter of 2011 also included $1.6 million in share-based compensation expenses, compared to $1.8 million in the fourth quarter of 2010 and $1.0 million in the first quarter of 2010.
As a result of the foregoing, operating income in the first quarter of 2011 was $84.5 million, compared to $145.1 million in the fourth quarter of 2010 and $76.0 million in the first quarter of 2010. Operating margin was 15.3% in the first quarter of 2011, compared to 22.6% in both the fourth quarter of 2010 and the first quarter of 2010.
Net Interest Expense
Net interest expense in the first quarter of 2011 was $6.7 million, compared to $6.6 million in the fourth quarter of 2010 and $9.0 million in the first quarter of 2010. The year-over-year decrease was primarily due to decreased average short-term borrowing balances and the increase in interest income as a result of higher cash and cash equivalents in bank accounts.
Foreign Currency Exchange
The Company had a foreign currency exchange loss of $24.1 million in the first quarter of 2011, which was net of changes in fair value of derivative instruments. This compares to a net gain of $25.3 million in the fourth quarter of 2010 and a net loss of $14.5 million in the first quarter of 2010. This net loss was primarily due to the loss from foreign currency forward contracts used by the Company to hedge its foreign currency risk exposure, which was partially offset by gains from the appreciation of the Euro against U.S. dollar.
The Company continued foreign currency hedging during the first quarter of 2011 using foreign currency forward contracts between the Euro and the U.S. dollar, with the goal of mitigating the effects of exchange rate volatility.

Income Tax
The effective tax rate for the Company during the first quarter of 2011 period was 20.54%, due to the fact that one major subsidiary in China is under the renewal process of obtaining a preferential tax rate from local tax authority. This compares to 13.4% for fiscal year 2010, at which time the company benefited from the preferential tax rate of High and New Technology Enterprises status.
Net Income and EPS
Net income was $47.7 million in the first quarter of 2011, a decrease from $145.3 million in the fourth quarter of 2010 and an increase from $44.5 million in the first quarter of 2010. The net foreign currency exchange loss included in net income was $24.1 million in the first quarter of 2011, compared to a net foreign currency exchange gain of $25.3 million in the fourth quarter of 2010 and a net foreign currency exchange loss of $14.5 million in the first quarter of 2010, respectively.
Net margin was 8.7% in the first quarter of 2011, compared to 22.6% in the fourth quarter of 2010 and 13.2% in the first quarter of 2010.
Earnings per fully diluted ADS were $0.63 in the first quarter of 2011. The effects of the net first quarter foreign currency exchange net loss was approximately $0.30 per fully diluted ADS.
Financial Condition
As of March 31, 2011, the Company had $554.6 million in cash and cash equivalents and restricted cash and a working capital balance of $769.9 million. Total bank borrowings stood at $448.9 million, of which $295.7 million were long-term borrowings. The Company reduced its short-term borrowings by $5.4 million to approximately $153.3 million as of March 31, 2011.
Shareholders’ equity was $1.22 billion as of March 31, 2011, an increase from $1.17 billion at the end of the fourth quarter of 2010.
Second Quarter and Fiscal Year 2011 Guidance
For the second quarter of 2011, the Company expects to ship between 430 MW to 450 MW of PV modules.
The Company expects its gross margin relating to its in-house wafer production to module production to be in the mid 20s in percentage terms during the second quarter of 2011. The Company believes its overall gross margin, taking into account wafer and cell requirements outsourced to third party suppliers to meet demand in excess of its internal capacity, for the second quarter will be in the low 20s in percentage terms. Such guidance is based on the exchange rate between the Euro and U.S. dollar as of May 17, 2011. For the full year of 2011, the Company expects total PV module shipments between 1.75 MW to 1.80 GW, representing an increase of 65.6% to 70.3% from 2010.
Operations and Business Outlook
Non-Silicon Cost
In the first quarter of 2011, the Company’s non-silicon manufacturing cost for its core raw materials to module production was approximately $0.73 per watt, a sequential decrease of $0.01. By the end of 2011, the Company expects its non-silicon manufacturing cost to decline to approximately $0.70 through the continuation of technology and manufacturing process improvements involving proprietary processes for ingot, wafer, cell and module manufacturing, higher cell conversion efficiencies, and supply chain and logistics management initiatives currently under testing or development.

Silicon Procurement
Through its diversified range of short, medium, and long-term supply contracts, the Company will continue to maintain competitive silicon costs relative to the current market price.
2011 Capacity Expansion
As of April 30, 2011, the Company’s annualized in-house ingot and wafer production capacity was approximately 750 MW and its PV cell and module production capacities was approximately 1.6 GW.
To meet expected demand for its PV solar modules, the Company expects to raise its annualized in-house ingot and wafer production capacity and PV cell and module production capacity to approximately 1.2 GW and 1.9 GW, respectively, in the second half of 2011, based on actual manufacturing yield.
Conference Call
The Company will host a conference call at 8:00 a.m. ET on May 17, 2011, to discuss the results for the quarter ended March 31, 2011. Joining Jifan Gao, Chairman and CEO of Trina Solar, will be Terry Wang, Chief Financial Officer, Gary Yu, Senior Vice President, Operations, Ben Hill, Vice President, Sales and Marketing and Thomas Young, Senior Director, Investor Relations. Supplemental information will be made available on the Investors Section of the Trina Solar’s website at http://www.trinasolar.com. To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 1 (800) 884-2382. International callers should dial +1 (660) 422-4933. The conference ID for the call is 6165-0665.
If you are unable to participate in the call at this time, a replay will be available on May 17 at 10:00 a.m. ET, through May 24, at 11:59 p.m. ET. To access the replay, dial 1 (800) 642-1687, international callers should dial +1 (706) 645-9291, and enter the conference ID 6165-0665.
This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Trina Solar’s website at http://www.trinasolar.com. To listen to the live webcast, please go to Trina Solar’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Trina Solar’s website for 90 days.
About Trina Solar Limited
Trina Solar Limited (NYSE: TSL) is a leading manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that have developed a vertically integrated business model from the production of monocrystalline and multicrystalline ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.

Safe Harbor Statement
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Trina Solar Limited
Unaudited Consolidated Statement of Operations
(US dollars in thousands, except share and per ADS data)

	For the Three Months Ended
	March 31,	December 31,	March 31,
	2011	2010	2010

Net revenues	$550,853	$641,788	$336,841
Cost of revenues	399,573	440,013	232,606

Gross profit	151,280	201,775	104,235

Operating expenses
Selling expenses	22,867	21,530	14,993
General and administrative expenses	31,936	25,588	11,161
Research and development expenses	11,983	9,574	2,087

Total operating expenses	66,786	56,692	28,241

Income from operations	84,494	145,083	75,994
Foreign exchange (loss) gain	15,613	(6,515)	(27,514)
Interest expenses	(8,095)	(7,559)	(9,430)
Interest income	1,386	938	386
Gain (loss) on change in fair value of derivative	(39,698)	31,832	13,023
Other income (expenses), net	6,273	955	(166)

Income before income taxes	59,973	164,734	52,293
Income tax expenses	(12,320)	(19,403)	(7,752)

Net income	47,653	145,331	44,541
Net income (loss) attributable to noncontrolling interest	—	—	—

Net income attributable to ordinary shareholders	$47,653	$145,331	$44,541

Earnings per ADS
Basic	0.68	2.07	0.72
Diluted	0.63	1.87	0.66
Weighted average ADS outstanding
Basic	70,226,257	70,174,105	62,050,482
Diluted	79,041,486	78,910,051	70,758,862

Trina Solar Limited
Unaudited Consolidated Balance Sheet
(US dollars in thousands, except share and per share data)

	March 31	December 31	March 31
	2011	2010	2010

ASSETS
Current assets:
Cash and cash equivalents	$489,820	$752,748	$636,080
Restricted cash	64,813	38,035	54,393
Investment in securities	426	296	723
Inventories	179,780	79,126	80,685
Project assets	42,110	34,979	7,196
Accounts receivable, net	542,967	377,317	305,496
Current portion of advances to suppliers	82,370	81,230	44,393
Deferred tax assets	19,903	10,258	4,653
Prepaid expenses and other current assets, net	70,394	41,149	44,159

Total current assets	1,492,583	1,415,138	1,177,778
Advances to suppliers	94,807	93,248	96,317
Property, plant and equipment, net	663,851	571,467	504,365
Prepaid land use right	36,854	37,048	27,281
Deferred tax assets	15,405	14,667	10,430
Other noncurrent assets	515	521	1,568

TOTAL ASSETS	$2,304,015	$2,132,089	$1,817,739

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of bank borrowings	$153,286	$158,652	$221,907
Accounts payable	253,223	188,000	162,588
Amount due from related party	—	669	—
Convertible note	137,065	136,263	—
Income tax payable	46,656	34,157	12,115
Accrued expenses and other current liabilities	132,487	82,329	52,227

Total current liabilities	722,717	600,070	448,837
Long-term bank borrowings	295,652	299,977	296,102
Convertible note payable	—	—	133,838
Accrued warranty costs	44,194	38,711	24,057
Accumulated Other noncurrent liabilities	18,454	19,684	16,074

Total liabilities	1,081,017	958,442	918,908

Ordinary shares	40	40	39
Additional paid-in capital	644,628	642,830	636,747
Retained earnings	567,423	519,770	252,859
Other comprehensive income	10,707	11,007	9,186

Total shareholders’ equity	1,222,798	1,173,647	898,831
Non-controlling interest	200	—	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,304,015	$2,132,089	$1,817,739

* Notes to unaudited consolidated financial statements:
In July, 2010 the Company was made aware of a contingent liability in the form of legal action brought against its Hong Kong subsidiary, Top Energy International Limited (“TEI”). The action stems from a 2008 transaction involving the exchange of silicon materials and subsequent claims involving material qualities. Given the claims were made outside contractual time limitations and upon disputed testing methodology, the Company believes the claimant would be unlikely to prevail. If, however, the claimant proved successful in such legal actions, the Company may become obligated to incur damages of up to approximately $4.0 million.
For further information, please contact:

Trina Solar Limited Terry Wang, CFO Phone: + (86) 519-8548-2009 (Changzhou) Thomas Young, Senior Director of Investor Relations Phone: + 1 (408) 459-6706 (San Jose) Email: ir@trinasolar.com	Brunswick Group Caroline Jinqing Cai Phone: + (86) 10-6566-2256 Michael Fuchs Phone: + (86) 10-6566-2256 Email: trina@brunswickgroup.com